VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Larry Spirgel, Assistant Director

Re:                             MeetMe, Inc.

Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 25, 2014 (the “Form 10-K”)
File No. 001-33105

________________________________________________

Dear Mr. Spirgel:

This responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 22, 2014, to Geoffrey Cook, the Chief Executive Officer of MeetMe, Inc. (the “Company” “us” or “we”), with respect to the above referenced filing with the Commission by the Company. For your convenience, we have set forth below each of the Staff’s comments in italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2013

Critical accounting policies, page 29

1.

We note goodwill represents more than 70% of your assets as of December 31, 2013 and September 30, 2014. In light of significance of your goodwill balance and the continuing decline of revenues from web based users, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regards to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

●                  Percentage by which fair value exceeded carrying value as of the most recent step-one test

●                  Amount of goodwill allocated to the unit

●                  Description of the methodology used to determine fair value

●                  Description of key assumptions used and how the key assumptions were determined

●                  Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

We have a significant goodwill balance and will include comprehensive disclosure regarding our impairment testing policy in our footnotes and critical accounting policies to our future filings beginning with our Form 10-K for the Fiscal Year Ended December 31, 2014. We will add the following disclosure that uses the currently available 2013 results, which will be updated for the 2014 results when available, which will read substantially as follows:

“Critical Accounting Policies - Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value based test. The Company performs its annual impairment test in conjunction with preparing its fourth quarter financial results immediately following the end of the calendar year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Company has determined that there is only one reporting unit, MeetMe, Inc.

United States Securities and Exchange Commission

January 22, 2015

The impairment model permits, and the Company utilizes, a two-step method for determining goodwill impairment. In the first step, the Company evaluates the recoverability of goodwill by estimating the fair value of the Company’s reporting unit using multiple techniques, including an income approach using a discounted cash flow model and a market approach. Based on an equal weighting of the results of these two approaches a conclusion of fair value was estimated. The fair value is then compared to the carrying value of the Company’s reporting unit. If the fair value of a reporting unit is less than its carrying value, the Company performs a second step for that reporting unit to determine the amount of impairment loss, if any. The second step requires allocation of the reporting unit’s fair value to all of its assets and liabilities using the acquisition method prescribed under authoritative guidance for business combinations. Any residual fair value is allocated to goodwill. Impairment losses, limited to the carrying value of goodwill, represent the excess of the carrying amount of goodwill over its implied fair value.

Footnote - The Company assesses goodwill for impairment annually, or more frequently whenever events or changes in circumstances indicate that an impairment may exist. Goodwill is tested for impairment at the reporting unit level.

As of December 31, 2013, the Company completed its annual impairment test. The Company’s management considered both a market approach using comparable company method and income approach using a discounted cash flow method which it believes to be an appropriate valuation methodology.

The major assumptions in the market approach include the selected multiples applied to certain operating statistics, such as sales revenues as well as an estimated control premium. The Company’s discounted cash flow model is highly reliant on various assumptions, including estimates of future cash flows, growth rates, discount rate, and expectations about variations in the amount and timing of cash flows and the probability of achieving its estimated cash flow forecast. These assumptions are based on significant inputs not easily observable in the market and thus represent Level 3 measurements within the fair value hierarchy. A discount rate of 16% was used, as well as assumptions of growth in revenues of 13.2% and 27.3% over the next 2 years before a terminal value was estimated. The discount rate was determined using the weighted average cost of capital for a typical market participant. The Company notes that the conclusion of value was not overly sensitive to changes in the discount rate. Had the discount rate been 1% point higher (17%) the aggregate valuation conclusion would have decreased by less than 2%. The Company also notes that the conclusion of value was not overly sensitive to changes in the growth rates used in our analysis. Had the growth rates for the next 2 years been 1% lower, the aggregate valuation conclusion would have decreased by less than 2%. The Company believes the discount rate and other inputs and assumptions are reasonable and consistent with those that a market participant would use.

At December 31, 2013, the Company concluded that the fair value of the Company’s reporting unit exceeded its carrying value of the reporting unit’s carrying amount. The most recent analysis concluded that the excess of fair value over carrying amount as of December 31, 2013 was $47.3 million, which was more than 57.4% of the reporting unit’s carrying amount.”

United States Securities and Exchange Commission

January 22, 2015

Note 1-Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

Advertising Revenue, page F-8

2.

We note that you recognize advertising revenue from customers that are advertising networks on a net basis, while advertising revenues earned directly from advertisers are recognized on a gross basis. Also we note your agreement with Beanstock Media Inc. and Pinsight Media, Inc. executed in September and October 2013, respectively. With the agreements you have apparently transferred the primary responsibility to fill substantially all website advertising inventory to Beanstock and mobile advertising inventory to Pinsight. Further both Beanstock and Pinsight will pay for all advertising requests regardless of their ability to fill the inventory. In light of the arrangements, please explain how you have considered whether your website and mobile advertising revenue should be recognized on a gross or net basis under ASC 605-45-45.

The Company earns revenue from the display of advertisements on its website and mobile apps, primarily based on a cost per thousand model. Revenue from internet advertising on the Company’s website and mobile apps are generally recognized on a net basis, since the majority of its advertising revenues come from advertising agencies, like Beanstock Media, Inc. (“Beanstock”) and Pinsight Media, Inc. (“Pinsight”). FASB ASC 605-45-45 provides indicators for determining whether “gross” or “net” presentation is appropriate. While all indicators should be considered, we believe that whether the Company acted as a primary obligor in its agreements with Beanstock and Pinsight is the strongest indicator of whether gross or net revenue reporting is appropriate. We weighed the merits of two key (albeit opposing) factors that were present: 1) the Company performed a service for a fee, similar to an agent or a broker and 2) the Company was involved in the determination of product or service specifications.

In reaching our conclusion, we focused on the substance of the agreements and determined that net presentation was representationally faithful to the substance, as well as the form, of the agreements. The form of the agreements was that the Company provided services in exchange for a fee. That is, that the advertising agencies, including Beanstock and Pinsight were the Company’s customers. The Company had no latitude in establishing price, and the advertising agencies were solely responsible for determining pricing with third party advertisers. The Company determined only the fee for providing the services to advertising agencies. While the Company could, within the limits of the agreements, determine location, size and frequency of advertisements, the advertising agencies were required to work within these parameters, and were solely responsible for managing the sales process of the advertisements. In addition, the advertising agencies had discretion of which advertisers to use. The Company did have some limitations of certain advertisers or industries that were not permitted to be shown as advertisements (e.g. competitors, inappropriate content, etc.). We believe, however, that restricting certain content and size of the advertisements with the advertising agencies were not determinative in the assessment.

In instances, in which the Company works directly with an advertiser, revenue from these arrangements is recognized on a gross basis. The Company is the primary obligor in arrangements made with direct advertisers, as there is no third party facilitating or managing the sales process. The Company is solely responsible for determining price, product or service specifications, and which advertisers to use. The Company assumes all credit risk in the sales arrangements made with direct advertisers.

United States Securities and Exchange Commission

January 22, 2015

*****

As requested by the Staff, we acknowledge that, with respect to filings made by us:

●                  we are responsible for the adequacy and accuracy of the disclosure in the 10-K;

●                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter addresses points raised in your comment letter. Please direct any questions that you have with respect to the foregoing to David Clark or Frederic Beckley at (215) 862-1162.

Sincerely,

By:	/s/ David Clark
David Clark
Chief Financial Officer